Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (713) 973-5323
Vincent R. Volpe Jr.
President and Chief Executive Officer
Dresser-Rand Group Inc.
1200 West Sam Houston Parkway North
Houston, Texas 77043

Re: Dresser-Rand Group Inc.
      Definitive 14A
      Filed April 5, 2007
      File No. 001-32586

Dear Mr. Volpe:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 11

1. Please explain in greater detail the process and the procedures by which the compensation committee determines compensation to the named executive officers. In your revised discussion, please provide a clear picture of the role of the compensation committee in the compensation determination process, the resources utilized in that process and any other factors impacting the company's compensation determination process. Please refer to Item 407(e)(3) of Regulation S-K.

2. You state on page 22 that you engaged an external consulting firm to advise on executive compensation matters. Please describe in greater detail the nature and the scope of the consultants' assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 16

3. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the salary and non-equity incentive plan compensation paid to your chief executive officer as compared to the same elements granted to your other named executive officers. We also refer you to "all other compensation" granted to your chief executive officer noted in the table on page 24 which indicates a substantially higher amount for your chief executive officer then that of the next highest paid named executive officer. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

4. Your disclosure does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. We would expect to see a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, describe more fully each element of compensation, why you choose to pay the annual incentive element, how you determine the amount (and where applicable, the formula) for each element to pay and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. Please give appropriate consideration to how these topics are

applicable to your executive compensation program and revise your disclosure accordingly.

5. While your disclosure suggests that individual performance is a factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

2006 Compensation Decisions, page 18

6. Please revise your disclosure to clarify the extent to which discretion can be exercised to adjust an award. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

7. While you disclose the companies included in the CEO compensation study, the companies that are used to benchmark compensation for the other named executive officers is not clear. Please revise your disclosure to identify the companies you use to benchmark the compensation of all named executive officers, explaining which elements or components of compensation you benchmark and the extent to which benchmarks are taken into account in determining the executive's compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

8. To the extent you used outside sources of information to benchmark compensation, such as the "several published survey sources" you reference on page 19, please identify those sources.

Annual Incentives, page 19

9. You have not provided a quantitative discussion of the terms of all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. We would expect to see the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. Please provide detailed explanation for your conclusion as to competitive harm in your response letter and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or

ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

DRH LLC Equity Program, page 21

10. Please revise this section to describe in greater detail the DRH LLC Equity Program. Explain how the program is structured, and what, if any, performance and/or contribution is taken into account in determining an award. Please refer to Item 402(b)(1)(iii) of Regulation S-K. Furthermore, it is not clear from your disclosure whether this equity program has been terminated or the extent to which it has been limited. Please revise your disclosure to clarify.

11. You indicate that the DRH LLC Equity Program awards grants of several types of equity units. Please disclose how the determination is made as to what kind of equity unit is granted and as to when the award is granted. Please refer to Item 402(b)(2)(iii) and (iv) of Regulation S-K.

12. You indicate that cash distributions were provided to the named executive officer pursuant to the DRH LLC Equity Program. Please provide additional detail regarding the cash distribution, such as how the distribution was allocated to the named executive officers, what impact, if any, it has on the outstanding equity-based compensation currently held by the named executive officers, and the impact it has on this or other compensation provisions. Please refer to Item 402(b)(2)(i) and (x) of Regulation S-K.

Long-Term Incentives, page 23

13. Please provide a detailed discussion of all the material elements of the long-term incentive program. Please refer to Item 402(b)(1) of Regulation S-K and revise your disclosure accordingly.

Summary Compensation Table, page 24

14. Please explain why the "all other compensation" column in the summary compensation table reflects the non-cash expense to the company rather than the cash payments made to the named executive officers for the exit units. Please refer to Item 402(c)(2)(ix)(D) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 29

15. You provide disclosure relating to various employment or change-in-control agreements starting on page 29. In the compensation discussion and analysis, please describe and explain how the appropriate payment and benefit levels are determined

under the various circumstances that trigger payments or provision of benefits under the existing plans or arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

16. Please define "change in control," "cause" and "good reason" as used in the various employment or change-in-control agreements.

Certain Related Party Transactions, page 34

17. Provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel